1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

BRENDEN P. CARROLL brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3027 Fax

March 20, 2024

VIA EDGAR CORRESPONDENCE

Mr. Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Registrant”)

Combined Information Statement/Prospectus on Form N-14

SEC File No. 333-277198

Dear Mr. Bellacicco:

This letter responds to the comments provided to me and Antonio Fraone of Dechert LLP in a telephonic discussion on March 15, 2024 with respect to the review of the combined information statement/prospectus filed with the Securities and Exchange Commission (“SEC”) on February 20, 2024 on Form N-14 (the “Combined Information Statement/Prospectus”), which relates to the proposed reorganization of the Goldman Sachs Concentrated Growth Fund (the “Acquired Fund”) with and into the Goldman Sachs Enhanced Core Equity Fund (the “Surviving Fund,” and together with the Acquired Fund, the “Funds”) (the “Reorganization”). We have reproduced the comments below, followed by the Registrant’s responses. Undefined capitalized terms used below have the same meanings attributed to such terms in the Combined Information Statement/Prospectus.

1.

Comment: The Staff reminds you that the Registrant and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Please respond to our comments in writing and file the responses as correspondence on EDGAR. Please allow the SEC staff (the “Staff”) sufficient time to review the Registrant’s responses.

Response: The Registrant acknowledges the comments and has addressed them accordingly.

2.

Comment: Under the section entitled “QUESTIONS AND ANSWERS – Why did the Board approve the Reorganization?”, the Registrant discloses that GSAM has committed to waive the management fees of the Acquired Fund until the Closing Date. Please disclose when this waiver of management fees will take effect.

Response: The Registrant notes that GSAM’s waiver of management fees went into effect on February 16, 2024. This waiver was disclosed in a supplement to the Acquired Fund’s registration statement filed with the SEC on February 16, 2024, which announced the Reorganization. The Registrant has revised the disclosure accordingly.

Mr. Christopher Bellacicco March 20, 2024 Page 2

3.

Comment: At the end of the section entitled “SUMMARY – Comparison of the Acquired Fund with the Surviving Fund”, within the discussion of investment strategy differences between the Funds, please disclose that the Surviving Fund may invest a greater portion of its assets in fixed income securities, some of which may be high yield or “junk” securities.

Response: The Registrant has revised the disclosure accordingly.

4.

Comment: Under the section entitled “SUMMARY – The Funds’ Fees and Expenses”, the Staff notes that the fees and expenses for the Funds are provided as of August 31, 2023. Please confirm that the disclosed fees and expenses are still current.

Response: The Registrant confirms that the disclosed fee and expense tables are still current for the Funds.

5.

Comment: Under the section entitled “SUMMARY – The Funds’ Fees and Expenses”, the Staff notes that footnotes 1 and 2 to the fee and expense tables discuss certain waivers and reimbursements by GSAM and Goldman Sachs. Please confirm whether GSAM or Goldman Sachs is permitted to recoup any fees waived and/or reimbursed under these arrangements.

Response: The Registrant confirms that neither GSAM nor Goldman Sachs is permitted to recoup any fees waived and/or reimbursed under these arrangements.

6.	Comment: Under “FUNDAMENTAL INVESTMENT POLICIES OF THE FUNDS”, please confirm the disclosure for the Surviving Fund under the “Fundamental Investment Policies – Concentration Policy” section.

Response: The Registrant notes that the Acquired Fund and the Surviving Fund share the same concentration policy and has revised the formatting of this section in the Combined Information Statement/Prospectus to clearly illustrate the shared fundamental policy.

7.

Comment: Under the section entitled “ADDITIONAL INFORMATION ABOUT THE FUNDS – Investment Adviser”, the Staff notes that the disclosure states that Goldman Sachs or its affiliates may invest “seed” capital in the Funds to enable the Funds to commence investment operations and achieve sufficient scale. Please explain supplementally why this disclosure is relevant as both Funds have been operating for several years. Please also consider removing this disclosure if appropriate.

Mr. Christopher Bellacicco March 20, 2024 Page 3

Response: The Registrant has removed this disclosure.

*  *  *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3458 if you wish to discuss this correspondence further.

Sincerely,

/s/ Brenden P. Carroll

Brenden P. Carroll

cc:	Robert Griffith, Goldman Sachs Asset Management, L.P.

Shane Shannon, Goldman Sachs Asset Management, L.P.